UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2026

Commission file number: 001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover:

[  ] Form 20-F [ x ] Form 40-F

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated June 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026	/s/ Marjorie Winslow
Marjorie Winslow
Corporate Secretary